

**Fiscal Year 2017
Fourth Quarter and Year-End
Investor Presentation**

October 16, 2017

Safe Harbor Statement & Use of Non-GAAP Measures

This investor presentation dated October 16, 2017 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this investor presentation that are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact, including without limitation, those with respect to the Company's goals, plans, expectations and strategies set forth herein are forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the Company's ability to execute on its business strategy, including any cost reduction plans and the continued and increased demand for and market acceptance of its services, which could negatively affect the Company's ability to meet its revenue, operating income and cost savings targets, maintain and improve its cash position, expand its operations and revenue, lower its costs, improve its gross margins, reach and sustain profitability, reach its long-term objectives and operate optimally; failure to realize expected benefits of restructuring and cost-cutting actions; the Company's ability to preserve and monetize its net operating losses; difficulties integrating technologies, operations and personnel in accordance with the Company's business strategy; client or program losses; demand variability in supply chain management clients to which the Company sells on a purchase order basis rather than pursuant to contracts with minimum purchase requirements; failure to settle disputes and litigation on terms favorable to the Company; risks inherent with conducting international operations; and increased competition and technological changes in the markets in which the Company competes. For a detailed discussion of cautionary statements and risks that may affect the Company's future results of operations and financial results, please refer to the Company's filings with the Securities and Exchange Commission, including, but not limited to, the risk factors in the Company's most recent Annual Report on Form 10-K. These filings are available in the Investor Relations section of our website under the "SEC Filings" tab.

All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

The information provided herein includes certain non-GAAP financial measures. These non-GAAP financial measures are intended to supplement the GAAP financial information by providing additional insight regarding results of operations of the Company. The non-GAAP EBITDA and Recurring EBITDA financial measures used by the Company are intended to provide an enhanced understanding of our underlying operational measures to manage the Company's core supply chain business, to evaluate performance compared to prior periods and the marketplace, and to establish operational goals. Certain items are excluded from these non-GAAP financial measures to provide additional comparability measures from period to period. These non-GAAP financial measures will not be defined in the same manner by all companies and may not be comparable to other companies. These non-GAAP financial measures are reconciled in the accompanying tables to the most directly comparable measures as reported in accordance with GAAP, and should be viewed in addition to, and not in lieu of, such comparable financial measures.

Financial information for the periods ended July 31, 2017 and July 31, 2016 is audited.

ModusLink
GLOBAL SOLUTIONS

A Message from our CEO

"I'm very proud of what we accomplished in fiscal 2017 and would like to thank all of our employees, as well as our clients and partners who supported us throughout. In June 2016, we embarked on a massive transformation of our business, with the core priorities centered on optimizing our global footprint and improving processes to better service our clients, long-term. These initiatives were also designed to improve gross margins and lower operating expenses. We accomplished both, and delivered significant bottom-line improvements, while maintaining a healthy balance sheet."

"As we move into fiscal 2018, based on the successes of the prior year and our initiatives to enhance our client value proposition, we have shifted focus. At the heart of our Year 2 transformation is our clients, and how we can optimize their digital and physical supply chain to help them generate a return on their investment. This also applies to new accounts and our prospecting capabilities into both current and new markets. We will continue to invest in our foundation, and leverage our award-winning click-to-ship capabilities and automation resources. We continue to focus on expanding programs with our installed base and growing with new clients, while also developing strategic partnerships to drive long-term growth. Having profitable business is key and we see a clear path forward as we build on our momentum and execute our plan."

-- Jim Henderson, CEO of ModusLink Global Solutions

ModusLink
GLOBAL SOLUTIONS

Fiscal 2017 Was A Transformative Year for ModusLink

In June 2016, we embarked on a multi-phased "Corporate Transformation" seeking to:

❖ Position ModusLink for profitable growth in the years ahead

❖ Strengthen our foundation by realigning Sales and implementing a Business Unit model

❖ Optimize our global footprint

❖ Enhance processes and reduce waste/redundancies

❖ Improve our systems, technology and ability to enhance the client experience

❖ Increase gross margins and lower operating expenses

❖ Further develop our solutions portfolio (products and services)

❖ Utilize data analytics to generate efficiencies throughout our clients' supply chain

ModusLink
GLOBAL SOLUTIONS

We Executed to Plan and Achieved the Desired Results

Key Business Actions

❖ **Optimized global footprint** by aligning square footage based on client requirements and Leaning out inefficiencies; in process of selling real estate

❖ Initiated an **organizational redesign** of our business, decentralizing corporate functions and aligning resources/decision-making closer to our clients needs

❖ **Strengthened leadership** team, upgraded site personnel and domain expertise

❖ Established a **Capture Management** team (pricing, legal, solutions architects, ops, etc.); invested in our **Account Development** team to enhance solutions and services

❖ Improved **processes and efficiencies** throughout Supply Chain business**, reduced headcount** while improving productivity

❖ Invested ~$18M to update our **technology,** improve systems and processes, and fund the Turnaround

Key Business Outcomes



❖ Enabled us to invest in **automation**, institute **Lean** methodologies throughout our solution centers, and suggest improvements to our clients' supply chain



❖ Business Unit model has led to **standardized processes**, quicker client response times and **better service** (removed waste/lowered headcount)



❖ Complete **turnover at the executive level**, General Managers accountable for Business Units



❖ Sales focused on **new logos;** Account Development focused on **client base**; Capture team responsible for solution development and successful **client onboarding**



❖ 290 basis point **gross margin improvement**, lowered labor costs, improved vendor relationships



❖ **Improved information** (data analytics/reporting; upgraded SAP system; implemented Salesforce)

ModusLink
GLOBAL SOLUTIONS

The Proof is in our Financial Performance (FY17 vs. FY16)

❖ Rate of **annual revenue decline lessened** (-4.9% YOY); exited non-profitable business

❖ **Gross margins increased** 290 basis points

❖ **Operating expenses declined** by 14.1%

❖ **Operating losses were reduced** by $20.8 million or 51.3%

❖ **Net losses were reduced** by $35.5 million or 57.9%

❖ **EBITDA losses were reduced** by $30.4 million or 81.1%

❖ **Recurring EBITDA losses were reduced** by $18.7 million or 93.2%

Turnaround Plan targeted an "annualized" EBITDA improvement of $32.0 million. We essentially achieved this in the 1st year, ahead of our internal targets!

ModusLink
GLOBAL SOLUTIONS



Fiscal Year 2017 Financial Results
(July 31, 2017 vs. July 31, 2016)

Fiscal 2017: Financial Highlights
(For the 12-month period ended July 31, 2017 and July 31, 2016)

	12-Months FY17	12-Months FY16	$ Change	% Change
Net Revenue	$436.6	$459.0	$(22.4)	(4.9)%
Gross Profit	$36.4	$24.8	$11.6	46.9%
Gross Margin %	8.3%	5.4%	- - -	290 bps
SG&A	$54.2	$57.6	$3.4	6.0%
Operating Expenses	$56.1	$65.3	$9.2	14.1%
Operating Loss	$(19.8)	$(40.6)	$20.8	51.3%
Net Loss	$(25.8)	$(61.3)	$35.5	57.9%
EBITDA*	$(7.1)	$(37.5)	$30.4	81.1%
Recurring EBITDA*	$(1.4)	$(20.1)	$18.7	93.2%

Key Take-Aways:

- Top-line declines anticipated – Key drivers: lower revenue from two clients in the consumer electronics industry; new logos and new programs for existing clientele secured; overall annual rate of decline has lessened

- Gross margin improvement driven by Turnaround Plan initiatives (more effective supply chain management, improved processes and efficiencies, and client mix)

- Lowered expenses also driven by Turnaround initiatives; achieving YOY reduction in both fixed and variable expenses

- Significant bottom-line improvements (operating and net losses reduced by 51.3% and 57.9%, respectively, vs. FY16)

See EBITDA and Recurring EBITDA reconciliation on page 11.

ModusLink
GLOBAL SOLUTIONS

Fiscal 2017: Financial Highlights (Cont'd)
Supply Chain Business – Operating Subsidiary
Holding Company – Financial Management; Targeting Acquisitions to Leverage $2.1B in NOL's

Fiscal Year 2017 Performance (unaudited; $'s in millions)	Supply Chain Business	Holding Company	Public Company
Revenue	$436.6	$0.0	$436.6
Gross Profit	$36.4	$0.0	$36.4
Operating Expenses	$51.3	$4.8	$56.1
Operating Loss	$(15.0)	$(4.8)	$(19.8)
Net Loss	$(18.3)	$(7.5)	$(25.8)
EBITDA*	$(6.7)	$(0.4)	$(7.1)
Recurring EBITDA*	$2.8	$(4.2)	$(1.4)
Cash / Trading securities	$24.3	$98.3	$122.6
Debt - carrying value	$0.0	$59.8	$59.8

FY17 Net Loss for the <u>Holding Company</u> consists primarily of $4.8 million in operating expenses, $3.7 million in cash interest expense and $3.9 million in non-cash amortization of the debt discount, partially offset by gains related to Holding Company investments.

* See EBITDA and Recurring EBITDA reconciliation on page 11.

ModusLink
GLOBAL SOLUTIONS

Fiscal 2017: Financial Highlights/Business Segment Review

($'s in millions)	FY17	FY16	$ Change
Net Revenue			
Americas	$92.3	$106.1	$(13.8)
Asia	$158.0	$167.9	$(9.8)
Europe	$159.1	$151.8	$7.2
e-Business	$27.2	$33.2	$(6.0)
Total Net Revenue	$436.6	$459.0	$(22.4)

($'s in millions)	FY17	FY16	$ Change
Operating Income (Loss)			
Americas	$(10.3)	$(14.7)	$4.4
Asia	$5.6	$(0.9)	$6.5
Europe	$(9.0)	$(13.8)	$4.8
e-Business	$(1.2)	$(4.4)	$3.2
Total segment operating loss	$(14.9)	$(33.8)	$18.9
Corporate-level activity	$(4.8)	$(6.8)	$1.9
Total Operating Loss	$(19.8)	$(40.6)	$20.8

- **Net revenue** declined by 4.9%, with growth in Europe

- Lower volume within the **consumer electronics** industry contributed to the majority of the revenue declines in Asia, in the Americas and in our e-Business segment

- **All operating segments** reported YOY improvements in operating income (loss)

- **Total segment operating loss** declined by $18.9 million, a 55.9% YOY improvement

ModusLink
GLOBAL SOLUTIONS

Fiscal 2017 – EBITDA and Recurring EBITDA Reconciliation

($'s in thousands)	(Unaudited) Three Months Ended July 31,			(Unaudited) Twelve Months Ended July 31,		
	2017		2016	2017		2016
Net loss	$ (9,311)	$	(19,711)	$ (25,827)	$	(61,281)
Interest income	(123)		(132)	(399)		(668)
Interest expense	2,068		2,585	8,247		10,924
Income tax expense	105		3,979	2,696		5,443
Depreciation	2,239		2,299	8,206		8,119
EBITDA	(5,022)		(10,980)	(7,077)		(37,463)
SEC inquiry and financial restatement costs	-		1	12		293
Strategic consulting and other related professional fees	65		21	92		455
Executive severance and employee retention	450		662	750		662
Restructuring	66		5,992	1,967		7,421
Share-based compensation	155		200	681		1,126
Impairment of long-lived assets	261		-	261		305
Unrealized foreign exchange (gains) losses, net	(562)		(235)	670		1,037
Other non-operating (gains) losses, net	(394)		(1,355)	(3,001)		5,340
(Gains) on investments in affiliates and impairments	(150)		(214)	(1,278)		(747)
ALPS Initiative Costs	1,843		1,267	5,550		1,466
Recurring EBITDA	$ (3,288)	$	(4,641)	$ (1,373)	$	(20,105)

ModusLink
GLOBAL SOLUTIONS

Fiscal 2017 – Fourth Quarter Snapshot

(For the three-month period ended July 31, 2017 and July 31, 2016)

($'s in millions)	Q4 FY17	Q4 FY16	$ Change	% Change
Net Revenue	$99.8	$101.5	$(1.7)	1.7%
Gross Profit	$7.3	$6.5	$0.8	12.6%
Gross Margin %	7.3%	6.4%	---	90 bps
SG&A	$14.6	$15.3	$0.7	4.8%
Operating Expenses	$14.7	$21.3	$6.7	31.2%
Operating Loss	$(7.4)	$(14.8)	$7.5	50.3%
Net Loss	$(9.3)	$(19.7)	$10.4	52.8%
EBITDA*	$(5.0)	$(11.0)	$6.0	54.3%
Recurring EBITDA*	$(3.3)	$(4.6)	$1.3	29.1%

($'s in millions)	FY17	FY16	$ Change
Operating Income (Loss)			
Americas	$(2.4)	$(3.1)	$0.7
Asia	$0.7	$(1.9)	$2.6
Europe	$(4.1)	$(6.0)	$1.8
e-Business	$(0.4)	$(2.2)	$1.8
Total segment operating loss	$(6.3)	$(13.2)	$7.0
Corporate-level activity	$(1.1)	$(1.6)	$0.5
Total Operating Loss	$(7.4)	$(14.8)	$7.5

- **Net revenue** declined by 1.7%, with growth in Asia based on higher volume with a marquee client and new program awards

- 90 basis point **gross margin improvement** due to continued savings, enhancements throughout the Supply Chain business and to our processes

- **Continued reductions in SG&A** (4.8%); operating expense favorability due mainly to variance in FY17/FY16 restructuring, net

- **All operating segments** reported **YOY improvements** in operating income/loss; Asia was profitable on an operating income basis for the 4th quarter in a row.

- Significant YOY **bottom-line improvements**

ModusLink
GLOBAL SOLUTIONS

Strong Balance Sheet – Sufficient Liquidity to Fund Turnaround Plan and All Working Capital Requirements

Select Balance Sheet Data

($ in millions)	Jul. 31, 2017	Apr. 30, 2017	Jul. 31, 2016
Total Cash & Equivalents	$110.7	$111.9	$130.8
Trading Securities	$11.9	$11.4	$16.8
Working Capital	$108.7	$112.0	$125.1
Total Debt[1] (at maturity)	$67.6	$67.6	$69.6
Current Ratio	1.7	1.7	1.6
Net Debt and Trading Securities[2]	$55.0	$55.7	$78.0

- $122.6 million in cash, cash equivalents and trading securities to fund working capital, business needs and corporate realignment initiatives

- ABL Credit Facility with PNC Bank (agent/lender); up to $50 million available (contingent upon assets and Agreement conditions); $0.0 million borrowed as of July 31, 2017 (excluding undrawn LCs)

- Raised $100 million in 2014 through Convertible Notes Offering:
  - Wells Fargo Bank – Trustee
  - Bear interest at 5.25% per annum, payable semi-annually
  - Mature in March 2019
  - Net carrying value of the Notes was $59.8 million as of July 31, 2017
  - During fiscal 2017, the Company purchased approximately $2.0 million in face value of Notes in the open market

- Cash decrease was expected and is due largely to the turnaround initiatives as well as unwinding of working capital related to a planned client exit

Ability to pay down debt through cash, cash equivalents and trading securities. Net debt position down due to turnaround initiatives – expected to increase with future real estate sales

1 Represents amount of the Convertible Notes at maturity plus the balance borrowed on the Credit Facility as of the balance sheet date.
2 Represents Total Cash & Equivalent + Trading Securities – Total Debt (at maturity).

ModusLink
GLOBAL SOLUTIONS



Looking Ahead:

Executing a Multi-Year Profitability and Growth Plan

Setting our Vision and Executing our Strategy

Refined Vision	FY18-20 Key Objectives	Improvements for our Clients
*Enabling our clients to achieve their objectives through **continuous optimization of their end-to-end digital and physical supply chain***	Create seamless, global systems and processes across all of our physical and digital solutions	• Joint Lean adoptions with our clients • Technology upgrades & automation • Use of data analytics to drive client ROI
	Demonstrate deep subject-matter expertise and continuously innovate and optimize on behalf of our clients	• Consolidated view of our clients' business on a global platform • Delivering compelling and repeatable capabilities and services • Leveraging our deep analytical & supply chain design expertise
	Deliver long-term stakeholder value through year-over-year profitable growth	• Capture team developing solutions and overseeing successful onboarding • Account Development team specifically focused on managing client relationships • Client serviced at the Business Unit level to have real-time insight and control

ModusLink
GLOBAL SOLUTIONS

Our Clients are at the Center of our "New" Value Proposition

Global…　　　　**…provider of digital and physical supply chain optimization services…**　　　　**…to established and innovative brands**



Focus is on lowering our clients' supply chain costs through analytics, solution design and optimization.

ModusLink GLOBAL SOLUTIONS

We are Delivering Modular Solutions that Drive Client ROI

Digital and physical supply chain designed to work together to drive revenue growth, reduce costs and enhance the end-customer brand experience



Commerce
Contact Center
Financial Management
Internet of Things (IoT) Powered by Poetic
Value-Added Warehousing & Distribution
Entitlement Management
Material Planning & Factory Supply
Returns Management
Transportation Management
Product Supply Chain & Logistics
Channels
Distributor
Retail
Enterprise
End-User
Customer Brand Experience
Reverse Logistics

All ModusLink Solutions are Designed to
Optimize our Clients Digital & Physical Supply Chain

ModusLink GLOBAL SOLUTIONS

We Are Continuing to Optimize Our Global Footprint



AMERICAS
Riverside, Calif.
Miami, Fla.
Waltham, Mass. (HQ)
Raleigh, North Carolina
Nashville, Tenn.
Orem, Utah
Monterrey, Mexico
Guadalajara, Mexico

EMEA
Brno, Czech Republic
Kildare, Ireland
Apeldoorn, The Netherlands
Venray, The Netherlands

ASIA
Sydney, Australia
Chongqing, China
Futian, China
Kunshan, China
Shenzhen, China
Waigaoqiao, China
Isehara, Japan
Penang, Malaysia
Singapore

● Solution Centers and Corporate HQ

FY18: Continuous optimization, investments in automation, Lean implementation
(Bringing Venray's award-winning, four-minute "Click-to-Ship" process to other solution centers)

ModusLink
GLOBAL SOLUTIONS

Summary: Investment Considerations



Complete End-to-End Solutions Provide Competitive Edge

Unmatched Global Footprint to Meet Client Requirements

Diversified Supply Chain Relationships Driving Client ROI

Longstanding Customer Relationships Across Both Legacy and Growth Industries

Long-term View of the Markets; Positioned to Leverage Offerings in New Emerging Categories

Client Base of Fortune 500 Global Leaders

Strong Balance Sheet, Access to Capital to Pursue Accretive Ventures and Business Alliances

Strong Momentum in Fiscal 2017 and Positioned for Significant Bottom-Line Improvements

Expanding into New Growth Market and Categories

**Ability to Achieve Profitability in Fiscal 2018.
Improved Financial & Operational Foundation in Place.**



Thank you!